Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Three Months Ended March 31,			Year Ended December 31,
	Pro forma		Historical	Pro forma	Historical
	2013		2013	2012	2012	2011	2010	2009	2008
Earnings
Income before income taxes	$223,217		$223,217	$1,155,196	$1,155,196	$687,445	$258,467	$110,008	$518,530
Plus: Fixed charges	60,709		47,475	249,319	140,708	76,722	53,147	23,232	12,188
Less: Capitalized interest	—		—	—	—	—	—	—	—
Pro forma adjustments:
Plus : Reduction in revolver interest expense	3,830		—	7,917	—	—	—	—	—
Less: Interest expense on Senior Notes	(16,644)		—	(113,158)	—	—	—	—	—
Less: Amortization of Senior Notes costs	(420)		—	(3,370)	—	—	—	—	—

Earnings, as defined	$270,692		$270,692	$1,295,904	$1,295,904	$764,167	$311,614	$133,240	$530,718

Fixed charges
Interest expense	$47,475		$47,475	$140,708	$140,708	$76,722	$53,147	$23,232	$12,188
Capitalized interest	—		—	—	—	—	—	—	—
Pro forma adjustments:
Less: Reduction in revolver interest expense	(3,830)		—	(7,917)	—	—	—	—	—
Plus: Interest expense on Senior Notes	16,644		—	113,158	—	—	—	—	—
Plus: Amortization of Senior Notes costs	420		—	3,370	—	—	—	—	—

Fixed charges, as defined	$60,709		$47,475	$249,319	$140,708	$76,722	$53,147	$23,232	$12,188

Ratio of earnings to fixed charges	4.5x	(1)	5.7x	5.2x (1)	9.2x	10.0x	5.9x	5.7x	43.5x

(1)	Because the net proceeds of the offering of the Old Notes were used to repay indebtedness and because of the increase in interest related to the Old Notes, our ratio of earnings to fixed charges changed by 10% or more. After giving effect to the application of the net proceeds of the offering of the Old Notes, our pro forma ratio of earnings to fixed charges for the year ended December 31, 2012 and three months ended March 31, 2013 would have been 5.2x and 4.5x, respectively.